SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Evofem Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30048L104

(CUSIP Number)

October 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 30048L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Woodford Investment Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,913,274 shares of common stock, par value $0.0001 per share (“Common Stock”) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,913,274 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,913,274 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (See Item 4)
12	TYPE OF REPORTING PERSON FI

SCHEDULE 13G

CUSIP NO. 30048L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Neil Woodford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,913,274 shares of Common Stock (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,913,274 shares of Common Stock (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,913,274 shares of Common Stock (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (See Item 4)
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 30048L104

This Amendment No. 4 amends and restates in its entirety the Schedule 13G filed by Woodford Investment Management Ltd (the “Manager”) and Neil Woodford on June 11, 2018, as amended by Amendment No. 1 thereto on December 10, 2018, Amendment No. 2 thereto on May 10, 2019, and Amendment No.3 thereto on August 8, 2019 (as amended and restated, this “Schedule 13G”).

Item 1(a).	Name of Issuer:

Evofem Biosciences, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12400 High Bluff Drive, Suite 600 San Diego, CA 92130

Items 2(a),
(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed jointly by the Manager and Neil Woodford, the Head of Investment for the Manager. The joint filing agreement of the Manager and Mr. Woodford is attached as Exhibit 1 to this Schedule 13G. The filers of this statement are collectively referred to herein as the “Group.”

The principal business office of the Manager and Mr. Woodford is 9400 Garsington Road, Oxford OX4 2HN, United Kingdom. For the place of organization of the Manager and the citizenship of Mr. Woodford, see Item 4 of their respective cover pages.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

30048L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐ 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

SCHEDULE 13G

CUSIP NO. 30048L104

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☒

Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: The Manager is eligible to file pursuant to §240.13d-1(b)(1)(ii)(J) and is an investment manager authorized and regulated by the Financial Conduct Authority of the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above. See Exhibit 1 for the identification and classification of each member of the Group.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Each member of the Group may be deemed to have beneficial ownership of 3,913,274 shares of Common Stock, including (i) 3,357,718 shares of Common Stock and (ii) 555,556 shares of Common Stock subject to warrants exercisable within 60 days of the date hereof. Mr. Woodford, who, as Head of Investments for the Manager, may be deemed to share beneficial ownership of the Common Stock with the Manager, expressly disclaims beneficial ownership of the Common Stock beneficially owned by the Manager, except to the extent of any pecuniary interest therein.

(b)	Percent of class:

Based on 46,601,058 outstanding shares of Common Stock of the Issuer as of July 31, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 6, 2019 and (ii) assuming conversion of the warrants exercisable within 60 days of the date hereof held by the Reporting Person, each member of the Group beneficially owns approximately 8.3% of the issued and outstanding Common Stock of the Issuer.

(c)	Number of shares to which each member of the Group has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 3,913,274 shares of Common Stock (1) (2)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose of or direct the disposition of: 3,913,274 shares of Common Stock (1)

(1) The Manager is the investment manager of Woodford Patient Capital Trust Plc (the “Woodford Fund”), providing services to the Woodford Fund and Link Fund Solutions, the operator of the Woodford Fund. Pursuant to a Management Agreement between the Woodford Fund and the Manager (the “Management Agreement”), the Manager has investment discretion and voting power over securities held of record by the Woodford Fund, including the Common Stock. As a result, the Manager may be deemed to be the beneficial owner of such Common Stock. Mr. Woodford is the Head of Investment for the Manager, and as such, may be deemed to beneficially own the Common Stock beneficially owned by the Manager, and expressly disclaims such beneficial ownership except to the extent of any pecuniary interest therein. The Woodford Fund is also a beneficial owner of such Common Stock because, pursuant to the terms of the Management Agreement, the Woodford Fund may give the Manager disposition and voting instructions for its securities, including the Common Stock.

The previous Schedule 13G filings for the Manager and Mr. Woodford relating to this Issuer included the Common Stock held by LF Woodford Equity Income Fund, which were deemed beneficially held by the Manager and Mr. Woodford due to the Manager’s status as the investment manager of such fund. As of October 15, 2019, the Manager is no longer the investment manager of LF Woodford Equity Income Fund, and this Amendment No. 4 reflects that these shares are no longer beneficially held by the Manager and Mr. Woodford.

(2) The Manager, acting as agent for and on behalf of the funds it manages who own shares of Common Stock (each, a “Fund”), has entered into a voting agreement with the Issuer, obligating the Manager to cause each Fund to deliver to the Issuer a duly executed irrevocable proxy. Each Fund (including each Woodford Fund) has executed and delivered such proxy to the Issuer. The proxy appoints any designee of the Issuer as the sole and exclusive attorney and proxy of each Fund to represent such Fund and to vote at every meeting of the stockholders of the Issuer (including any actions by written consent) with respect to all the shares of Common Stock beneficially owned by such Fund in excess of 19.5% of the then outstanding shares of Common Stock of the Issuer in the same proportion as the shares voted by all other stockholders (excluding such Fund) voting on or consenting to such matters. The Ordinary Shares beneficially held by the Reporting Persons represent less than 19.5% of the outstanding shares of Common Stock of the Issuer and, accordingly, the Reporting Persons retain the voting power with respect to such shares of Common Stock.

SCHEDULE 13G

CUSIP NO. 30048L104

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Manager is an investment manager and the funds managed by it have the right to receive and the power to direct the receipt of dividends or the profits from the sale of such securities. The Woodford Fund beneficially owns more than 5% of the issued and outstanding Common Stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below each member of the Group certifies that, to the best of his or its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory scheme applicable to investment managers authorized and regulated by the Financial Conduct Authority of the United Kingdom is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). Each member of the Group also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SCHEDULE 13G

CUSIP NO. 30048L104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2019

WOODFORD INVESTMENT MANAGEMENT LTD

By:	/s/ Chris Martin
	Name:	Chris Martin
	Title:	Head of Compliance and Authorized Signatory

/s/ Neil Woodford
Neil Woodford

This Schedule 13G is being jointly filed by the Group. The Manager is an investment manager, authorized and regulated by the Financial Conduct Authority of the United Kingdom, in the business of investment management. Mr. Woodford serves as the Head of Investment for the Manager. Mr. Woodford, as a controlling person of the Manager, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by the Manager. Securities reported on this Schedule 13G as being beneficially owned by the Group were purchased on behalf of clients of the Manager.

Pursuant to Rule 13d-4, Mr. Woodford declares that the filing of this Schedule 13G shall not be deemed an admission by him that he is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.

Exhibit Number	Exhibit Description
A.	Form of Voting Agreement (incorporated by reference to Exhibit 4.10 of the Issuer’s Registration Statement on Form S-4 (No. 333-221592) filed on November 15, 2017)

SCHEDULE 13G

CUSIP NO. 30048L104

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: November 8, 2019

WOODFORD INVESTMENT MANAGEMENT LTD

By:	/s/ Chris Martin
	Name:	Chris Martin
	Title:	Head of Compliance and Authorized Signatory

/s/ Neil Woodford
Neil Woodford

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

The Group filing this Schedule 13G is comprised of Woodford Investment Management Ltd and Neil Woodford, its Head of Investment.

Item 3 Classification:

Woodford Investment Management Ltd:  A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

Neil Woodford: A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).